EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION



OVERVIEW
The Company operates in three reportable business segments. Our Fastener business segment, which accounted for 55.5% of consolidated net sales in 2002, includes the operations of PEM Fastening Systems, PEM Fastening Systems/Europe, and Atlas Engineering, Inc. This segment manufactures and sells PEM(R) brand and Atlas(R) brand fasteners, and PEMSERTER(R) fastener insertion machines. Our Motor segment, which accounted for 20.9% of consolidated net sales in 2002, consists of the Pittman operation where we manufacture and sell Pittman(R) dc motors. Our Distribution segment, which accounted for 23.6% of consolidated net sales in 2002, consists of the Arconix Group operation through which we sell a portion of our own manufactured products as well as complementary products from other manufacturers.

In total, the sale of fasteners and fastener-related products, including Arconix Group products, accounted for 79.1% of total product sales in 2002 compared to 81.9% in 2001 and 83.7% in 2000. Of the total 2002 fastener sales, telecommunications and datacommunications markets accounted for 20%, the computer market accounted for 20%, the automotive market accounted for 15%, and the remaining balance was distributed among other markets including medical, security, networking, and gaming. Motor sales, which accounted for approximately 20.9% of our consolidated net sales in 2002 compared to 18.1% in 2001 and 16.3% in 2000, are marketed in North America and Europe through independent distributors and sales representatives. Pittman primarily designs and manufactures its products, which consist primarily of brush and brushless dc motors, on a custom basis. Of the total 2002 motor sales, the data storage market accounted for 22%, the medical/biotech market accounted for 13%, the computer imaging market accounted for 7%, the semiconductor market accounted for 6%, and the balance was distributed among other markets including industrial automation, hobbyist, and other commercial and industrial products.

In 2002, 2001, and 2000, sales to customers located in the United States accounted for 67.2%, 70.0%, and 75.2%, respectively, of our consolidated net sales. During the same periods, foreign sales accounted for 32.8%, 30.0%, and 24.8%, respectively, of consolidated net sales. Our percentage of foreign sales continues to increase year by year due to our expansion of foreign distribution centers as we strive to service our global customer base who manufacture in many different countries around the world.


CRITICAL ACCOUNTING POLICIES
The Company has identified a number of its accounting polices that it has determined to be critical. These critical accounting policies primarily relate to financial statement assertions that are based on the estimates and assumptions of management and the effect of changing those estimates and assumptions could have a material effect on our financial statements. The following is a summary of those critical accounting policies.


INVENTORIES
The Company's domestic fastener inventories are priced on the last-in, first-out
(LIFO) method of accounting. Other inventories, representing approximately 69% and 65% of total inventories at December 31, 2002 and 2001, respectively, are priced on the first-in, first-out (FIFO) method. Reserves are recorded for obsolete, excess, and slow-moving inventories based on management's estimates about future demand and market conditions. At December 31, 2002, our inventory balance of $56,458,000 was net of a reserve for obsolete, excess, and slow-moving inventories of approximately $2,423,000. At December 31, 2001, our inventory balance of $61,646,000 was net of a reserve for obsolete, excess, and slow-moving inventory of approximately $2,238,000. If the estimated reserves for obsolete, excess, and slow-moving inventories are not sufficient based on actual future demand, additions to the reserves may be required.


ACCOUNTS RECEIVABLE
The Company maintains an allowance for doubtful accounts for trade receivables for which collectibility is uncertain. At December 31, 2002 and 2001, this allowance was approximately $830,000 and $834,000, respectively. In estimating uncollectible accounts, we consider factors such as current overall economic conditions, industry-specific economic conditions, and historical and anticipated customer performance. While we believe that our processes effectively address exposure for doubtful accounts, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance.


GOODWILL
As discussed in Note 4 to our Consolidated Financial Statements, we adopted Statement of Financial Accounting Standards No. 142 ("SFAS No. 142") "Goodwill and Other Intangible Assets" on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. At December 31, 2002, we had $27,047,000 of goodwill. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In estimating the fair value of the reporting units with recognized goodwill for the purposes of our fiscal 2002 financial statements, we made estimates and judgments about the future cash flows of these reporting units. Our cash flow forecasts were based on assumptions that are consistent with the plans and estimates we are using to manage the underlying businesses. In addition, we made certain judgments about allocating shared assets to the balance sheet for those reporting units. Based on our estimates, we have concluded that there is no impairment of our goodwill.

                                                            2002 ANNUAL REPORT 9

However, changes in these estimates could cause one or more of the reporting units to be valued differently in the future.


PENSIONS
The Company accounts for its defined benefit pension plan in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in the financial statements be determined on an actuarial basis. The most significant elements in determining our pension expense are pension liability discount rates and the expected return on plan assets. The pension discount rate reflects the current interest rate at which pension liabilities could be settled at the end of the year. At the end of each year, we determine the discount rate to be used to discount plan liabilities. In estimating this rate, we look to rates of return on high-quality, fixed-income investments. At December 31, 2002, we determined this rate to be 7.00%. Historically we have assumed that the expected long-term rate of return on plan assets will be 8.00%, and this expected rate of return has been used for many years. Although in the last two years pension plan assets have earned substantially less than 8.00%, over the long-term, we believe that the return assumption of 8.00% is reasonable, based on expectations about future returns. Should the downward trend in return on pension assets continue, future pension expense would likely increase. The net effect of changes in discount rate, as well as the effect of differences between the expected return and the actual return on plan assets have been deferred in accordance with SFAS No. 87 and will ultimately affect future pension expense.


DERIVATIVE INSTRUMENTS AND HEDGING
The Company manages risks associated with foreign exchange rates and interest rates with derivative instruments. The Company does not use derivative instruments for trading or speculative purposes and only uses derivatives when there is an underlying exposure. The evaluation of hedge effectiveness is subject to assumptions based on the terms and the timing of the underlying exposures. All derivative instruments are recognized in the Consolidated Balance Sheet at fair value, which is generally based on quoted market prices.


RESULTS OF OPERATIONS
The following tables set forth for the periods indicated certain information derived from the Company's consolidated statements of income expressed in dollars and as a percentage of total net sales.

 YEARS ENDED DECEMBER 31,                            2002                          2001                         2000

 DOLLARS IN THOUSANDS)

 NET SALES
 Fasteners                                    $119,225        79.1%        $154,140         81.9%       $ 221,323        83.7%
 Motors                                         31,576        20.9           34,038         18.1           43,240        16.3
------------------------------------------------------------------------------------------------------------------------------
   Total                                      $150,801       100.0%        $188,178        100.0%       $ 264,563       100.0%
------------------------------------------------------------------------------------------------------------------------------
 United States                                $101,268        67.2%        $131,676         70.0%       $ 198,966        75.2%
 Foreign                                        49,533        32.8           56,502         30.0           65,597        24.8
------------------------------------------------------------------------------------------------------------------------------
   Total                                      $150,801       100.0%        $188,178        100.0%       $ 264,563       100.0%
------------------------------------------------------------------------------------------------------------------------------

 TOTAL COMPANY
 Gross Profit                                 $ 46,582        30.9%        $ 58,758         31.2%       $  93,463        35.3%
 Selling, general &
   administrative expenses                      42,188        28.0           45,476         24.2           51,900        19.6
 Operating income                                4,394         2.9           13,282          7.1           41,563        15.7
 Net income                                      3,987         2.6            9,280          4.9           27,464        10.4



YEAR ENDED DECEMBER 31, 2002 VS. YEAR ENDED DECEMBER 31, 2001
Consolidated net sales for 2002 were $150.8 million, versus $188.2 million in 2001, a 19.9% decrease. Within the Fastener segment, net sales to outside customers were $83.6 million in 2002 compared to $118.1 million in 2001, a decrease of 29.2%. Fasteners sold within North America totaled approximately $57.5 million in 2002, or approximately 68.8% of total segment sales in 2002 compared to approximately $85.6 million in 2001, or approximately 72.5% of total segment sales in 2001. Fasteners sold within Europe totaled approximately $20.0 million in 2002, or approximately 23.9% of total segment sales in 2002 compared to approximately $27.4 million in 2001, or approximately 23.2% of total segment sales in 2001. Fasteners sold within the Asia-Pacific region (approximately 7.3% of total segment sales in 2002 and 4.3% of total segment sales in 2001) made up the remaining sales of the fastener segment. The major markets served by the Company experienced a steep decline during the second half of 2001 and showed only modest signs of recovery during 2002. In response, we initiated a program to reduce world-wide inventory levels to better balance current demand, as well as shift available inventory to the Asia-Pacific region as personal computer and electronics companies shifted production to that region due to favorable production cost advantages. Within the Distribution segment, net sales to outside customers were $35.6 million in 2002 compared to $36.0 million in 2001, a decrease of 1.2%. By geographic region, sales into North America (approximately 62.7% of total segment sales in 2002) decreased 8.6% from 2001 to 2002, sales

10  PENNENGINEERING
into Europe (approximately 23.5% of total segment sales in 2002) decreased 4.5% from 2001 to 2002, while sales into the Asia-Pacific region (approximately 13.8% of total segment sales in 2002) increased 73.9% from 2001 to 2002. We opened a new distribution warehouse in Shanghai, China in 2002 to serve more effectively the market growth in the Asia-Pacific region. Within the Motor segment, net sales to outside customers were $31.6 million in 2002 compared to $34.0 million in 2001, a decrease of 7.2%. Sales to customers outside North America accounted for 14.6% of total sales dollars in 2002 compared to 15.5% in 2001. The number of motors sold decreased 11.3% in 2002 compared to 2001, while the average selling price increased 4.6% during the same period. The largest sales declines occurred in the data storage market and the semiconductor market, which were most effected by the 2001 recession. However, fourth quarter 2002 sales volume was an average of 8.5% greater than any of the previous three quarters during 2002.

Consolidated gross profit was $46.6 million in 2002, versus $58.8 million in 2001, a 20.7% decrease. The Fastener segment gross profit decreased 34.4% in 2002 compared to 2001, the Distribution segment gross profit decreased 11.1% during the same period, while the Motor segment's gross profit remained the same from year to year. Due to the decreasing sales volume, we continued our cost reduction programs that were started in late 2001, which included a workforce reduction of approximately 13.2% during 2002. Gross profit margins in the Fastener segment were also negatively impacted by our inventory reduction program which resulted in under used capacity as production was curtailed. The Motor segment was able to reduce costs by outsourcing certain sub-assemblies.

Consolidated selling, general, and administrative ("SG&A") expenses for 2002 were $42.2 million, versus $45.5 million for 2001, a 7.2% decrease. Included in the SG&A expense for 2001 are approximately $1.2 million of severance costs incurred in connection with the closing of our Virginia manufacturing facility in December 2001 as well as $1.4 million of goodwill amortization. We incurred approximately $428,000 of costs to establish our new distribution centers in Mexico and China in 2002. Also, we continued to install our distribution software system at our Arconix sites around the world, resulting in greater depreciation expense in 2002.

Consolidated net income for 2002 was $4.0 million, versus $9.3 million for 2001. In 2002, we benefited from favorable foreign currency exchange rates that resulted in income of approximately $411,000. The effective income tax rate decreased in 2002 compared to 2001 mainly due to an increased tax benefit from our foreign sourced income.


YEAR ENDED DECEMBER 31, 2001 VS. YEAR ENDED DECEMBER 31, 2000
Consolidated net sales for 2001 were $188.2 million, versus $264.6 million in 2000, a 28.9% decrease. Fastener sales decreased 30.4% from 2000 to 2001 while motor sales decreased 21.3% during the same period. Within the Fastener and Distribution operations, the number of fasteners sold decreased 30.6% from 2000 to 2001. Price increases, averaging 3.2%, were put into effect in the fourth quarter of 2000; however, the full effect of these increases were mitigated by currency fluctuations in Europe. The number of fastener units sold within North America, approximately 65.4% of total fasteners sold in 2001, decreased 38.2% from 2000 to 2001 mainly due to the economic slowdown which began early in the year in the personal computer, telecommunications, server, and electronics markets. The number of fastener units sold into Europe, approximately 28.4% of total fasteners sold in 2001, decreased 5.5% from 2000 to 2001. Even though the European economy remained steady during the first half of 2001, the 2001 recession ultimately effected this market during the latter half of the year. Fasteners sold into the Asia-Pacific market, approximately 6.2% of total fasteners sold in 2001, decreased 24.9% from 2000 to 2001. Electronics production in this region has declined significantly as a result of the slowdown in the computer market due to continued weak demand and excessive inventory. The number of motors sold decreased 17.8% in 2001 compared to 2000, while the average selling price decreased 4.3% during the same period. The largest sales declines occurred in the data storage and semiconductor markets, which were most affected by the 2001 recession. The decline in the average selling price was mainly due to an increase in the number of lower priced brush motors sold in 2001.

Consolidated gross profit was $58.8 million in 2001, versus $93.5 million in 2000, a 37.1% decrease. The Fastener and Distribution segments' gross profits decreased 37.8% in 2001 compared to 2000 while the Motor segment's gross profit decreased 32.8% during the same period. Due to the decreasing sales volume, we implemented cost reduction measures during the latter half of 2001, which included the closing of our Suffolk, Virginia manufacturing facility and a workforce reduction. Due to the suddenness of the slowdown and the excessive amount of inventory on hand at many of our distributors, we were forced to curtail production to a level in which fixed costs contributed to a much greater unit cost than in the prior year.

Consolidated SG&A expenses for 2001 were $45.5 million, versus $51.9 million for 2000, a 12.4% decrease. Included in the SG&A expense for 2001 are approximately $1.2 million of severance costs incurred in connection with the workforce reduction mentioned above. Excluding these severance costs, SG&A as a percent of net sales was 23.5% in 2001 compared to 19.6% in 2000. We adjusted our SG&A spending level to the reduced sales demands through staff reductions and tighter control over spending; however, this did not occur in time to overcome increased legal, professional, and corporate expenses.

Consolidated net income for 2001 was $9.3 million, versus $27.5 million for 2000. In 2001, the Company incurred $2.4 million of interest and goodwill expenses versus $1.9 million in 2000. Interest income declined $240,000 for 2001 compared with 2000 due to lower returns and less cash for investment. The effective income tax rate decreased in 2001 compared to 2000 mainly due to an increased tax benefit from our foreign sales corporation.

                                                           2002 ANNUAL REPORT 11

LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents at December 31, 2002 were $20.9 million compared to $8.4 million at December 31, 2001. Working capital totaled $76.0 million at December 31, 2002 compared to $80.5 million at December 31, 2001.

Net cash of $24.1 million was provided by operating activities for the year ended December 31, 2002 compared to $12.4 million provided by operating activities for the year ended December 31, 2001. During the year ended December 31, 2002, non-cash items totaled $12.3 million while decreases in inventory and accounts receivable provided an additional $7.8 million in cash. There has been a strong focus on improved accounts receivable collections and on managing world wide inventory levels during 2002 and this will continue into 2003. In addition, we received over $5.0 million in income tax refunds due to overpayments of estimated taxes in 2001.

Net cash used in investing activities totaled $2.2 million for the year ended December 31, 2002 compared to $27.2 million for the year ended December 31, 2001. We significantly curtailed capital expenditures during 2002 because of the downturn in business activity. Capital expenditures are expected to remain low during the coming year until signs of a solid economic recovery are realized. While there were no business acquisitions in 2002, in February of 2003, we acquired an Italian motor manufacturer for approximately $9.7 million in cash (see Note 14 to the consolidated financial statements).

Net cash used in financing activities totaled $9.3 million for the year ended December 31, 2002 compared to net cash provided by financing activities of $19.5 million for the year ended December 31, 2001. Because of the decreased capital expenditures and lack of business acquisition activity in 2002, we repaid $4.7 million of short-term debt and reacquired $650,000 of our outstanding capital stock. Despite the economic downturn and its impact on our earnings, our strong cash and working capital position have allowed for the continued payment of cash dividends of $5.2 million for the year ended December 31, 2002. As a result, our dividend per share exceeded earnings per share for the year. Our earnings per share have historically exceeded dividends declared and paid, and we expect this to be the case in the future as the business climate recovers.

The Company's main contractual obligations are the repayment of its short-term debt (see Note 6 to the consolidated financial statements) and the payment of operating lease commitments covering certain automobiles, office space, and office equipment (see Note 12 to the consolidated financial statements). We anticipate that existing capital resources and cash flow generated from future operations as well as existing short-term lines of credit will enable us to fully fund our current level of operations and our planned growth for the foreseeable future.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and interest rates.

The Company has manufacturing and sales activities in foreign locations. The Company currently manufactures its products in the United States and Ireland and sells those products in those markets as well as throughout Europe, North America, and the Asia-Pacific region. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's operating results are primarily exposed to changes in exchange rates between the U.S. dollar and the Euro, British pound sterling, and Singapore dollar. Generally, when the U.S. dollar strengthens against these foreign currencies, the value of nonfunctional currency sales decreases. When the U.S. dollar weakens, the value of functional currency sales increases.

To mitigate a portion of the short-term effect of changes in the exchange rate between the U.S. dollar and the Euro and British pound sterling on the Company's sales, the Company regularly hedges forecasted sales by entering into foreign exchange forward and option contracts. The Company's risk management objective is to reduce its exposure to the effect of changes in exchange rates on sales revenue over quarterly time horizons. To a certain extent, foreign currency rate movements also affect the Company's competitive position as compared to non-U.S. based competitors. The Company's foreign currency risk policies entail entering into foreign currency derivative instruments only to manage risk, and not as speculative investments.

Annually, the Company's financial officers approve the outlook for expected currency exchange rate movements, as well as the policy on desired future foreign currency cash flow positions (i.e., long, short, balanced) for those currencies where there is significant activity. These officers receive reports on open foreign currency hedges on a regular basis. Expected future cash flow positions and strategies are continuously monitored. Foreign exchange practices, including the use of derivative financial instruments, are reviewed with the Audit Committee of the Company's Board of Directors at least annually.

At December 31, 2002, the Company has foreign currency forward contracts to deliver Euro 12,500,000 and (pound)3,000,000 for U.S. dollars at various dates during 2003. As a result of the weakening of the U.S dollar against these currencies since the date the forward contracts were entered into in 2002, the fair value of these contracts is ($680,000) at December 31, 2002. Such amount is included in accrued expenses and accumulated other comprehensive income (loss) in the December 31, 2002 Consolidated Balance Sheet. The ultimate gain or loss on the forward contracts will be recognized in 2003 earnings when the forecasted sales occur or when it becomes probable that the forecasted sales will not occur. At December 31, 2001, the Company had foreign currency option contracts to deliver Euro 230,000 and (pound)1,000,000 for U.S. dollars at various dates during 2002. The fair value of these contracts was not material at December 31, 2001.

Considering both the forecasted 2003 cash flows from sales denominated in a foreign currency and the foreign currency derivative instruments in place at December 31, 2002, a hypothetical 10% weakening of

12  PENNENGINEERING
the U.S. dollar relative to all other currencies would not materially adversely affect expected 2003 earnings or cash flows. This analysis is dependent on actual non-functional currency sales during 2003 occurring within at least 90% of the budgeted forecasts. The effect of the hypothetical change in exchange rates ignores the effect that this movement may have on other variables including competitive risk. If it were possible to quantify this competitive impact, the results could well be different from the sensitivity effect mentioned above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others strengthen.

The Company does not believe that its earnings will be exposed to changes in short-term interest rates because the Company entered into interest rate swap agreements early in 2002 for substantially all of its short and long-term debt. A small portion of current debt as well as any additional debt incurred in 2003, for working capital or acquisitions, may affect the Company's earnings due to potential interest rate risk. The fair values of the Company's bank loans are not significantly affected by changes in market interest rates. The change in fair value of the Company's long-term debt resulting from a hypothetical 10% change in interest rates is not material.


FORWARD-LOOKING STATEMENTS
Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 under the Private Securities Litigation Reform Act of 1995, are made throughout this Management's Discussion and Analysis. The Company's results may differ materially from those in the forward-looking statements. Forward-looking statements are based on management's current views and assumptions, and involve risks and uncertainties that may significantly affect expected results. For example, operating results may be affected by external factors such as: changes in laws and regulations, changes in accounting standards, fluctuations in demand in markets served by the Company, particularly the computer and telecommunications markets, fluctuations in the cost and availability of the supply chain resources, and foreign economic conditions, including currency rate fluctuations.

 SELECTED FINANCIAL DATA


 Years Ended December 31,                                     2002          2001          2000           1999          1998
 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

 Net sales                                                 $ 150,801      $188,178      $ 264,563      $198,074      $179,687
 Cost of products sold                                       104,219       129,420        171,100       135,521       124,468
 Provision for income taxes                                      326         3,063         13,175         8,610         7,620
 Net income                                                    3,987         9,280         27,464        17,090        16,580
 Capital expenditures                                          2,816        13,083         13,174        11,453         8,315
 Depreciation and amortization                                10,931        11,710         10,518         8,901         8,064
 Total assets                                                224,979       228,826        209,996       201,544       164,168
 Long-term debt                                                  -          12,000            -          15,000           -
 Stockholders' equity                                        183,217       180,426        176,288       152,880       142,052
 Working capital                                           $  76,022      $ 80,545      $  78,536      $ 74,490      $ 73,657

 Number of employees (at year end)                             1,166         1,344          1,657         1,489         1,423
 Number of stockholders of record (at year end):
  PNN                                                            591           510            487           525           572
  PNNA                                                           347           355            373           407           446

 Average number of common shares outstanding used
   to compute per share information (in thousands)(1):
     Basic                                                    17,375        17,268         17,152        17,276        17,266
     Diluted                                                  17,605        17,647         17,424        17,307        17,318

 PER SHARE INFORMATION(1):
  Net income - basic                                       $     .23      $    .54       $   1.60       $   .99       $   .96
  Net income - diluted                                           .23           .53           1.58           .99           .96
  Stockholders' equity                                         10.54         10.45          10.28          8.85          8.23
  Dividends declared                                             .28           .32            .26           .24           .23

 (1) SHARE AND PER SHARE INFORMATION IS ADJUSTED TO REFLECT A TWO-FOR-ONE STOCK SPLIT ON MAY 1, 2001.


                                                           2002 ANNUAL REPORT 13


 SELECTED QUARTERLY FINANCIAL DATA

 2002 QUARTERS ENDED                                           MAR. 31       JUNE 30      SEPT. 30       DEC. 31     TOTAL YEAR

 (UNAUDITED, DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

 Net sales                                                    $35,331       $38,004       $38,112       $ 39,354     $ 150,801
 Gross profit                                                  11,308        11,374        12,117         11,783        46,582
 Net income                                                       371           988         1,000          1,628         3,987
 Net income per share-basic                                       .02           .06           .06            .09           .23
 Net income per share-diluted                                     .02           .06           .06            .09           .23
 Dividends declared per share                                     .08           .08           .06            .06           .28
------------------------------------------------------------------------------------------------------------------------------------
 Market prices per share:
 Common Stock (PNN)
  High                                                          20.45         20.10         16.91          15.22         20.45
  Low                                                           14.73         14.95          8.68          10.00          8.68
 Class A Common Stock (PNNA)
  High                                                          19.20         18.90         16.25          13.30         19.20
  Low                                                           15.00         15.80         11.00           9.98          9.98

 2001 QUARTERS ENDED                                           MAR. 31       JUNE 30      SEPT. 30       DEC. 31     TOTAL YEAR
 (UNAUDITED, DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

 Net sales                                                    $68,127       $52,079       $36,616        $31,356      $188,178
 Gross profit                                                  23,864        16,550        11,105          7,239        58,758
 Net income (loss)                                              7,555         3,678           819         (2,772)        9,280
 Net income (loss) per share-basic                                .44           .21           .05           (.16)          .54
 Net income (loss) per share-diluted                              .43           .21           .05           (.16)          .53
 Dividends declared per share                                     .08           .08           .08            .08           .32
------------------------------------------------------------------------------------------------------------------------------------
 Market prices per share:
 Common Stock (PNN)
  High                                                          22.00         21.15         18.25          17.75         22.00
  Low                                                           17.03         17.50         14.20          14.70         14.20
 Class A Common Stock (PNNA)
  High                                                          19.95         18.55         17.50          17.55         19.95
  Low                                                           15.31         16.95         14.51          14.41         14.41

 ALL PER SHARE AMOUNTS ABOVE HAVE BEEN ADJUSTED FOR THE TWO-FOR-ONE STOCK SPLIT ON MAY 1, 2001.

 THE COMMON STOCK AND CLASS A COMMON STOCK OF PENN ENGINEERING & MANUFACTURING CORP. ARE TRADED ON THE NEW YORK STOCK  EXCHANGE.
 SYMBOLS: PNN AND PNNA.

14  PENNENGINEERING

 CONSOLIDATED BALANCE SHEETS

 December 31,                                                                                             2002          2001

 (DOLLARS IN THOUSANDS)

 ASSETS
 Current Assets:
   Cash and cash equivalents                                                                          $   20,927     $   8,421
   Short-term investments                                                                                    233           717
   Accounts receivable (less allowance for doubtful accounts - 2002, $830; 2001, $834)                    25,373        26,648
   Inventories                                                                                            56,458        61,646
   Refundable income taxes                                                                                 1,939         5,650
   Other current assets                                                                                    1,641         1,759
------------------------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                              106,571       104,841
------------------------------------------------------------------------------------------------------------------------------------
Property - at Cost:
   Land and improvements                                                                                   8,687         8,354
   Buildings and improvements                                                                             43,887        42,567
   Machinery and equipment                                                                               122,297       119,180
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                               174,871       170,101
   Less accumulated depreciation                                                                          88,202        77,168
------------------------------------------------------------------------------------------------------------------------------------
     Total property - net                                                                                 86,669        92,933
------------------------------------------------------------------------------------------------------------------------------------
 Goodwill, Net                                                                                            27,047        25,860
------------------------------------------------------------------------------------------------------------------------------------
 Other Assets                                                                                              4,692         5,192
------------------------------------------------------------------------------------------------------------------------------------
       Total Assets                                                                                   $  224,979     $ 228,826
------------------------------------------------------------------------------------------------------------------------------------

 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current Liabilities:
   Accounts payable                                                                                   $    3,817     $   4,146
   Bank debt                                                                                              20,000        12,664
   Dividends payable                                                                                       1,042         1,386
   Accrued expenses:
     Profit sharing                                                                                          -           1,114
     Payroll and commissions                                                                               3,087         2,242
     Other                                                                                                 2,603         2,744
------------------------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                                          30,549        24,296
------------------------------------------------------------------------------------------------------------------------------------
 Accrued Pension Cost                                                                                      3,778         5,934
------------------------------------------------------------------------------------------------------------------------------------
 Deferred Income Taxes                                                                                     7,435         6,170
------------------------------------------------------------------------------------------------------------------------------------
 Long-Term Bank Debt                                                                                         -          12,000
------------------------------------------------------------------------------------------------------------------------------------
 Stockholders' Equity :
   Common Stock - authorized 50,000,000 shares of $.01 par value each;
     Issued 14,784,482 shares in 2002 and 14,688,112 shares in 2001                                          148           147
   Class A Common Stock - authorized 10,000,000 shares of $.01 par value each;
     Issued 3,544,050 shares in 2002 and 2001                                                                 35            35
   Additional paid-in capital                                                                             40,682        39,424
   Retained earnings                                                                                     148,211       149,090
   Accumulated other comprehensive income (loss)                                                             227        (2,834)
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                               189,303       185,862
------------------------------------------------------------------------------------------------------------------------------------
   Less cost of treasury stock - 956,368 shares in 2002 and 913,662 shares in 2001                        (6,086)       (5,436)
------------------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                                          183,217       180,426
------------------------------------------------------------------------------------------------------------------------------------
       Total Liabilities and Stockholders' Equity                                                     $  224,979     $ 228,826
------------------------------------------------------------------------------------------------------------------------------------

 SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                           2002 ANNUAL REPORT 15

 STATEMENTS OF CONSOLIDATED INCOME

  YEARS ENDED DECEMBER 31,                                                           2002              2001             2000
 (DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

 Net sales                                                                         $ 150,801        $188,178         $264,563
 Cost of products sold                                                               104,219         129,420          171,100
------------------------------------------------------------------------------------------------------------------------------------
 Gross profit                                                                         46,582          58,758           93,463
 Selling expenses                                                                     19,621          20,799           28,329
 General and administrative expenses                                                  22,567          24,677           23,571
------------------------------------------------------------------------------------------------------------------------------------
 Operating income                                                                      4,394          13,282           41,563
------------------------------------------------------------------------------------------------------------------------------------
 Other (expense) income:
   Interest income                                                                       322             295              535
   Interest expense                                                                     (845)           (985)            (745)
   Other, net                                                                            442            (249)            (714)
------------------------------------------------------------------------------------------------------------------------------------
 Total other (expense) income                                                            (81)           (939)            (924)
------------------------------------------------------------------------------------------------------------------------------------
 Income before income taxes                                                            4,313          12,343           40,639
 Provision for income taxes                                                              326           3,063           13,175
------------------------------------------------------------------------------------------------------------------------------------
 Net income                                                                        $   3,987        $  9,280         $ 27,464
------------------------------------------------------------------------------------------------------------------------------------
 Net income per share basic                                                        $     .23        $    .54         $   1.60
 Weighted average shares outstanding                                              17,375,497      17,268,300       17,151,682
------------------------------------------------------------------------------------------------------------------------------------
 Net income per share diluted                                                      $     .23        $    .53         $   1.58
 Weighted average shares outstanding                                              17,375,497      17,268,300       17,151,682
 Net effect of dilutive securities                                                   229,764         379,116          272,226
------------------------------------------------------------------------------------------------------------------------------------
 Total shares outstanding used in
   computing diluted earnings per share                                           17,605,261      17,647,416       17,423,908
------------------------------------------------------------------------------------------------------------------------------------

 SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

16  PENNENGINEERING

 STATEMENTS OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                                                       Accumulated
                                                  Class A     Additional                                  Other         Total
                                    Common        Common        Paid-in     Treasury      Retained    Comprehensive Stockholders'
                                     Stock         Stock        Capital       Stock       Earnings    Income (Loss)    Equity
------------------------------------------------------------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

 BALANCE AT DECEMBER 31, 1999         $145         $ 35         $36,966       $(5,436)    $122,335       $(1,165)      $152,880
 Net income for 2000                                                                        27,464                       27,464
 Increase in unrealized
  investment loss reserve                                                                                   (14)            (14)
 Foreign currency translation
  adjustment                                                                                               (263)           (263)
------------------------------------------------------------------------------------------------------------------------------------
 Comprehensive income - total                                                                                            27,187
------------------------------------------------------------------------------------------------------------------------------------
 Dividends declared -
  $.26 per share                                                                            (4,460)                      (4,460)
 Stock issued under employee
  stock purchase plan and
  stock option plan                      1                         680                                                      681
------------------------------------------------------------------------------------------------------------------------------------

 BALANCE AT DECEMBER 31, 2000          146           35         37,646        (5,436)      145,339       (1,442)        176,288
 Net income for 2001                                                                         9,280                        9,280
 Increase in unrealized
  investment loss reserve                                                                                    (2)             (2)
 Foreign currency translation
  adjustment                                                                                             (1,390)         (1,390)
------------------------------------------------------------------------------------------------------------------------------------
 Comprehensive income - total                                                                                             7,888
------------------------------------------------------------------------------------------------------------------------------------
 Dividends declared -
  $.32 per share                                                                            (5,529)                      (5,529)
 Stock issued under employee
  stock purchase plan and
  stock option plan                      1                       1,778                                                    1,779
------------------------------------------------------------------------------------------------------------------------------------

 BALANCE AT DECEMBER 31, 2001          147           35         39,424        (5,436)      149,090       (2,834)        180,426
 Net income for 2002                                                                         3,987                        3,987
 Decrease in unrealized
   investment loss reserve                                                                                   84              84
 Foreign currency translation
  adjustment                                                                                              3,603           3,603
 Unrealized loss on derivative
  instruments                                                                                              (626)          ( 626)
------------------------------------------------------------------------------------------------------------------------------------
 Comprehensive income - total                                                                                             7,048
------------------------------------------------------------------------------------------------------------------------------------
 Dividends declared -
  $.28 per share                                                                            (4,866)                      (4,866)
 Stock issued under employee
  stock purchase plan and
  stock option plan                      1                       1,258                                                    1,259
 Purchase of treasury stock                                                     (650)                                      (650)
------------------------------------------------------------------------------------------------------------------------------------
 BALANCE AT DECEMBER 31, 2002        $ 148         $ 35        $40,682       $(6,086)     $148,211       $  227        $183,217
------------------------------------------------------------------------------------------------------------------------------------

 SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                           2002 ANNUAL REPORT 17

 STATEMENTS OF CONSOLIDATED CASH FLOWS

 YEARS ENDED DECEMBER 31,                                                           2002             2001             2000
 (DOLLARS IN THOUSANDS)

 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                                      $  3,987         $  9,280          $ 27,464
 Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation                                                                  10,918           10,267             9,407
     Amortization                                                                      13            1,443             1,111
     Deferred income taxes                                                          1,592              995               148
     Foreign currency transaction (gains) losses                                     (414)             933                -
     Loss on disposal of property                                                      31              284                79
     Loss on disposal of investments                                                  137               -                 -
   Changes in assets and liabilities:
     Decrease (increase) in accounts receivable                                     1,922           16,035            (4,856)
     Decrease (increase) in inventories                                             5,857          (14,880)           (3,424)
     Decrease (increase) in refundable income taxes                                 3,656           (5,404)               -
     Decrease (increase) in other current assets                                      155            3,439            (3,096)
     Decrease in other assets                                                         500              500                -
     (Decrease) increase in accounts payable                                         (364)          (6,920)              719
     (Decrease) increase in accrued expenses                                       (1,696)          (3,536)            3,040
     Decrease in accrued pension costs                                             (2,156)             (31)             (553)
------------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                   24,138           12,405            30,039
------------------------------------------------------------------------------------------------------------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Property additions                                                                (2,816)         (13,083)          (13,174)
 Acquisitions of businesses (net of cash acquired)                                     -           (16,707)           (1,791)
 Additions to available-for-sale investments                                          (46)              -                 -
 Proceeds from sale of held-to-maturity investments                                    -             2,344             6,474
 Proceeds from sale of available-for-sale investments                                 531               -                 -
 Proceeds from sale of property                                                       130              243               206
------------------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                           (2,201)         (27,203)           (8,285)
------------------------------------------------------------------------------------------------------------------------------------

 CASH FLOWS FROM FINANCING ACTIVITIES:
 Net short-term debt (repayments) borrowings                                       (4,664)           9,881            (3,067)
 Long-term debt borrowings (repayments)                                                -            12,000           (15,653)
 Issuance of common stock                                                           1,259            1,779               681
 Dividends paid                                                                    (5,210)          (4,143)           (4,460)
 Acquisition of treasury stock                                                       (650)              -                 -
------------------------------------------------------------------------------------------------------------------------------------
   Net cash (used in) provided by financing activities                             (9,265)          19,517           (22,499)
------------------------------------------------------------------------------------------------------------------------------------
 Effect of exchange rate changes on cash                                             (166)             152                64
------------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in cash and cash equivalents                              12,506            4,871              (681)
 Cash and cash equivalents at beginning of year                                     8,421            3,550             4,231
------------------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of year                                        $ 20,927         $  8,421          $  3,550
------------------------------------------------------------------------------------------------------------------------------------
 SUPPLEMENTAL CASH FLOW DATA:
 Cash paid during the year for:
   Income taxes                                                                  $    246         $  6,728          $ 14,086
   Interest                                                                           845              985               745

 SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



 18  PENNENGINEERING

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000




NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of the Company include the accounts of PennEngineering and its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.


SHORT-TERM INVESTMENTS
Management determines the appropriate classifications of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Bonds and commercial paper investments are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity. Bonds are stated at amortized cost. Securities not classified as held-to-maturity have been classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. The fair value of all securities is determined based upon the current value quoted on public exchanges. Investments are classified as short-term if the maturities at December 31 are less than one year.


INVENTORIES
The Company's domestic fastener inventories are priced on the last-in, first-out
(LIFO) method, at the lower of cost or market. Other inventories, representing approximately 69% and 65% of total inventories at December 31, 2002 and 2001, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.


PROPERTY
Depreciation is calculated under the straight-line method over the estimated useful lives of the respective assets, generally 3-5 years for tooling and computer equipment, 10 years for furniture, fixtures, and machinery, and 25-40 years for buildings. Maintenance and repairs are charged to income and major renewals and betterments are capitalized. At the time properties are retired or sold, the cost and related accumulated depreciation are eliminated and any gain or loss is included in income. As of December 31, 2001, the Company ceased operations at its Suffolk, Virginia fastener manufacturing plant and has reclassified $2,192,000 from property to other assets. This amount represents the net book value of the building which is currently held for sale. The Company expects that the building will be sold in 2003.


GOODWILL
Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets" on January 1, 2002. Goodwill and certain other intangible assets having indefinite lives, which were previously amortized on a straight-line basis over 20 years, are no longer permitted to be amortized to earnings, but instead are subject to periodic testing for impairment. Accumulated amortization was $2,834,000 and $2,777,000 at December 31, 2002 and 2001, respectively. The change in the accumulated amortization resulted from fluctuations in foreign currency exchange rates. The Company tests goodwill for impairment using the two-step process prescribed by SFAS No. 142. The first step tests for potential impairment, while the second step measures the amount of impairment, if any. The Company uses a discounted cash flow analysis to complete the first step in this process.


CASH AND CASH EQUIVALENTS
For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements which is invested in overnight repurchase agreements, and other interest bearing accounts withdrawable on a daily basis.


RESEARCH AND DEVELOPMENT COSTS
The Company expenses all research and development costs as incurred.


FOREIGN CURRENCY TRANSLATION
The effect of translating the financial statements of the Company's foreign subsidiaries is recorded as a separate component of other comprehensive income
(loss) in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.


USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


FAIR VALUES OF FINANCIAL INSTRUMENTS
At December 31, 2002, the Company has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses, and lines of credit. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value because of their short-term nature. Short-term investments include available-for-sale securities whose carrying value approximates

                                                           2002 ANNUAL REPORT 19

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
 FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000



fair value based on quoted market prices. The carrying amounts of the lines of credit approximate fair value because the interest rates are reflective of rates that the Company would be able to obtain on debt with similar terms and conditions.


CAPITAL STOCK
The Company's capital stock consists of $.01 par value Common Stock and $.01 par value Class A Common Stock. Holders of Class A Common Stock have one vote per share, while holders of Common Stock have no votes. All other rights of the Common Stock and Class A Common Stock, including rights with respect to dividends, stock splits, the consideration payable in a merger or consolidation, and distribution upon liquidation, are the same.


REVENUE RECOGNITION
The Company's revenues are recorded at the time the products are shipped.


CONCENTRATIONS OF CREDIT RISK
The Company has operations and affiliates in the United States, the United Kingdom, Ireland, Italy, Singapore, Mexico, and China. The Company performs ongoing credit evaluations of its customers' financial condition, and except where risk warrants, requires no collateral. The Company may require, however, prepayment terms for certain customers. Short-term investments are placed with high credit quality financial institutions. The Company limits the amount of credit exposure in any one institution or single investment.


ACCOUNTING FOR STOCK OPTIONS

 The Company follows Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, if the exercise price of stock options granted equals or exceeds the market price of the underlying common stock on the date of grant, no compensation expense is recognized. Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") requires pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The 2002, 2001, and 2000 grants had the following common assumptions, expected life of 6 years, and a dividend yield of 2%.
 The 2002 grants had an assumed volatility of 33% while the 2001 and 2000 grants had an assumed volatility of 30%. The 2002, 2001, and 2000 grants assumed a risk free interest rate of 3.56 %, 4.40%, and 5.35%, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation costs for the Company's plans been determined based on the fair value at the grant date for awards under these plans consistent with the method of SFAS No. 123, the impact on the Company's financial results would have been as follows:


--------------------------------------------------------------------------------
                                 2002       2001       2000
--------------------------------------------------------------------------------

 (DOLLARS IN THOUSANDS EXCEPT
 PER SHARE AMOUNTS)
 Net income as reported        $ 3,987     $9,280    $27,464
 Pro forma compensation cost,
     net of tax                 (1,175)    (1,130)      (817)
--------------------------------------------------------------------------------
 Pro forma net income          $ 2,812     $8,150    $26,647
--------------------------------------------------------------------------------
 Basic earnings per share:
 As reported                   $   .23     $  .54    $  1.60
 Pro forma                         .16        .47       1.55
--------------------------------------------------------------------------------
 Diluted earnings per share:
 As reported                       .23        .53       1.58
 Pro forma                         .16        .46       1.53


NET INCOME PER SHARE
Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, "Earnings Per Share." Basic earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year, and diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year plus the dilutive effect of stock options. All share and per share amounts have been adjusted to account for the two-for-one stock split in the form of a 100% stock dividend that was issued on May 1, 2001.


DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Company accounts for its derivative instruments and hedging activities under the provisions of Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair value hedges in which the Company is hedging firmly committed sales denominated in a foreign currency, changes in the fair value of the derivative instrument are recognized currently in income along with changes in the fair value of the firmly committed sales. The Company had no fair value hedges outstanding at December 31, 2002 or 2001. For foreign currency cash flow hedges in which the Company is hedging the variability of cash flows related to forecasted foreign currency denominated sales, changes in the fair value of the derivative instruments are reported in other comprehensive income. Gains and losses on derivatives that are reported in other comprehensive income are reclassified as earnings or losses in the periods in which the forecasted

20  PENNENGINEERING
transactions occur. The Company also uses interest rate swap agreements to modify variable rate obligations to fixed rate obligations, thereby reducing exposure to interest rate fluctuations. The interest rate swaps are also designated as cash flow hedges. The ineffective portion, if any, of all hedges is recognized currently in earnings.


RECLASSIFICATIONS
Certain reclassifications have been made to prior year amounts and balances to conform with the 2002 presentation.


NOTE 2: SHORT-TERM INVESTMENTS
Available-for-Sale - Unrealized losses were $11,000, net of taxes of $7,000, at December 31, 2002, and were $ 95,000, net of taxes of $61,000, at December 31, 2001. The following is a summary of the estimated fair value of short-term available-for-sale securities:

--------------------------------------------------------------------------------
 DECEMBER 31,                             2002         2001
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------
 Common stock mutual funds               $  -         $ 535
 State and municipal bond funds            233          182
--------------------------------------------------------------------------------
 Total                                   $ 233        $ 717
--------------------------------------------------------------------------------


NOTE 3: INVENTORIES
Inventories consist of the following:

--------------------------------------------------------------------------------
 DECEMBER 31,                             2002         2001
--------------------------------------------------------------------------------

 (DOLLARS IN THOUSANDS)
 Raw material                           $  4,566     $ 5,697
 Tooling                                   4,926       4,330
 Work-in-process                           7,935      10,417
 Finished goods                           39,031      41,202
--------------------------------------------------------------------------------
 Total                                  $ 56,458     $61,646
--------------------------------------------------------------------------------


If the FIFO method of inventory valuation had been used for all inventories held by the Company, inventories at December 31, 2002 and 2001 would have been $10,100,000 and $10,618,000 higher, respectively.

Long-term tooling inventory, totaling $2,500,000 at December 31, 2002 and $3,000,000 at December 31, 2001, is included in Other Assets.


NOTE 4: GOODWILL AND INTANGIBLE ASSETS
In connection with the Company's adoption of SFAS No. 142 on January 1, 2002, the Company reviewed the classification of its goodwill and other intangible assets and discontinued amortization of goodwill. The Company also tested goodwill for impairment on January 1, 2002 by comparing the fair values of the Company's reporting units to their carrying values and determined that there was no goodwill impairment at that time. The Company conducted the required annual impairment review as of October 1, 2002 and also determined that there was no goodwill impairment as of that date.

The changes in the carrying value of goodwill for 2001 and 2002 by reporting unit are as follows:

                            FASTENERS   DISTRIBUTION     MOTORS   CONSOLIDATED

(DOLLARS IN THOUSANDS)

 Balance as of
    December 31, 2000       $ 11,393      $ 9,134         $ 43      $ 20,570
 Goodwill acquired
   during 2001                 7,105          -             -          7,105
 Goodwill amortized
   during 2001                  (914)        (487)          (2)       (1,403)
 Impact of foreign currency
   exchange rate fluctuations   (412)         -             -           (412)
--------------------------------------------------------------------------------
 Balance as of
   December 31, 2001          17,172        8,647           41        25,860
 Impact of foreign currency
   exchange rate fluctuations  1,187          -             -          1,187
--------------------------------------------------------------------------------
 Balance as of
   December 31, 2002        $ 18,359      $ 8,647         $ 41      $ 27,047
--------------------------------------------------------------------------------

A reconciliation of previously reported net income and earnings per share, to the amounts adjusted for the exclusion of goodwill amortization, net of related income tax effect, is as follows:

--------------------------------------------------------------------------------
                                 2002       2001       2000
--------------------------------------------------------------------------------

 (DOLLARS IN THOUSANDS EXCEPT
 PER SHARE AMOUNTS)

 Reported net income           $ 3,987    $ 9,280    $27,464
 Add: Goodwill amortization        -        1,403      1,095
 Tax impact                        -         (407)      (355)
--------------------------------------------------------------------------------
 Adjusted net income           $ 3,987    $10,276    $28,204
--------------------------------------------------------------------------------
 Adjusted earnings per
   share - basic               $   .23    $   .60    $  1.64
 Adjusted earnings per
   share - diluted             $   .23    $   .58    $  1.62


NOTE 5: ACQUISITIONS
On February 5, 2001, the Company acquired all of the issued and outstanding capital stock of Precision Steel Holdings Limited (whose name was changed to PEM Fastening Systems/Europe Holdings Limited in March 2002) and its subsidiary, Precision Steel Components Limited (whose name was changed to PEM Fastening Systems/Europe Limited in February 2002). The acquisition was accounted for using the purchase method. The purchase price of approximately $17,436,000 consisted of cash, the assumption of certain liabilities, and acquisition - related expenses. The results of the operations of these companies have been included in the accompanying consolidated statements of income since the acquisition date. The purchase price was allocated to: accounts receivable - $812,000, inventory - $370,000, property - $9,039,000, other current assets - $110,000, and goodwill - $7,105,000.

                                                           2002 ANNUAL REPORT 21

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
 FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000



On April 10, 2000, the Company acquired all of the issued and outstanding capital stock of Atlas Engineering, Inc. The acquisition was accounted for using the purchase method. The purchase price of approximately $4,000,000 consisted of cash, the assumption of certain liabilities, and acquisition-related expenses. The results of the operations of Atlas Engineering, Inc. have been included in the accompanying consolidated statements of income since the acquisition date. The purchase price was allocated to: accounts receivable - $671,000, inventory - $322,000, other current assets - $29,000, property - $985,000, and goodwill - $1,965,000.


NOTE 6. BANK DEBT
As of December 31, 2002, the Company has three unsecured line-of-credit facilities available. All lines-of-credit bear interest at interest rate options provided in the facilities and are reviewed annually by the banks for renewal. The first facility is a working capital facility that permits maximum borrowings of $7,000,000 due on demand. At December 31, 2002, there was no outstanding amount on this facility. The second facility is a general facility that allows for borrowings up to $40,000,000. As of December 31, 2002, there was no outstanding amount on this facility. The third facility allows for borrowings of up to $12,000,000. A $12,000,000 term loan is currently outstanding on this facility at a rate of 3.6% (3.1% after giving effect to interest rate swaps). This loan is payable in 12 equal monthly installments commencing January 31, 2003 with the final payment due and payable on December 31, 2003. Therefore, this loan is classified as current at December 31, 2002.

In addition to the above facilities, the Company has a committed line of credit that permits borrowings of up to $8,000,000. At December 31, 2002, $8,000,000 bearing interest at 2.53% (3.35% after giving affect to interest rate swaps) was outstanding on this facility and was classified as short-term debt.

These line of credit facilities require the Company to comply with certain financial covenants. At December 31, 2002, the Company was in compliance with all financial covenants.


NOTE 7: PENSION AND PROFIT SHARING PLANS
The Company has a defined benefit pension plan covering all eligible employees in the United States. Effective January 1, 2002, the plan was converted to a cash balance plan for all eligible employees. Participants were credited with an initial account balance equal to the present value of their accrued benefit as determined under the plan in effect on December 31, 2001. At the end of each Plan Year, participants receive pay credits equal to a percentage of annual compensation, and participant accounts are also credited with annual interest based on a one-year constant maturity Treasury bill plus 1%, equal to 2.56% in 2002. The percentage of annual compensation credited to participant accounts is based on the participants' age and length of service with the Company. Participants whose age and years of benefit service as of December 31, 2001 totaled 45 or more will have their pension benefit calculated under both the old and new formula and will automatically receive the higher of the two. The Company's policy is to fund at least the minimum amount required for federal income tax qualification purposes. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the financial status of the plan:


--------------------------------------------------------------------------------
 DECEMBER 31,                             2002        2001
--------------------------------------------------------------------------------

 (DOLLARS IN THOUSANDS)
 CHANGE IN BENEFIT OBLIGATION:
 Benefit obligation at beginning of year $40,188     $34,179
 Service cost                              2,261       2,748
 Interest cost                             2,638       2,680
 Actuarial loss                             (209)      3,902
 Benefits paid                            (2,279)     (1,631)
 Plan amendments                          (1,099)        -
 Divestitures, curtailments,
   or settlements                            -        (1,690)
--------------------------------------------------------------------------------
 Benefit obligation at end of year      $ 41,500     $40,188
--------------------------------------------------------------------------------


 CHANGE IN PLAN ASSETS:
 Fair value of plan assets at
   beginning of year                    $ 29,552    $ 29,505
 Actual return on assets                  (3,071)     (1,322)
 Employer contributions                    4,537       3,000
 Benefits paid                            (2,279)     (1,631)
--------------------------------------------------------------------------------
 Fair value of plan assets at end
   of year                              $ 28,739    $ 29,552
--------------------------------------------------------------------------------

 Funded status                          $(12,761)$   (10,636)
 Unrecognized actuarial loss              10,046       4,758
 Unamortized prior service cost           (1,063)        (56)
--------------------------------------------------------------------------------
 Accrued pension cost                   $ (3,778)   $ (5,934)
--------------------------------------------------------------------------------

 22  PENNENGINEERING

--------------------------------------------------------------------------------
 YEARS ENDED DECEMBER 31,        2002       2001       2000
--------------------------------------------------------------------------------

 (Dollars in thousands)
 Net pension costs included
   the following components:
 Service cost                  $ 2,261     $2,748    $ 2,249
 Interest cost                   2,638      2,680      2,257
 Expected return on plan assets (2,385)    (2,379)    (2,442)
 Net amortization and deferral     (92)       (80)      (311)
--------------------------------------------------------------------------------
 Net periodic pension cost     $ 2,422     $2,969    $ 1,753
--------------------------------------------------------------------------------

The weighted-average assumptions used as of December 31 were as follows:

--------------------------------------------------------------------------------
                                            2002          2001
--------------------------------------------------------------------------------

 Discount rate                              7.00%        7.25%
 Expected return on plan assets             8.00         8.00
 Rate of compensation increase              5.25         5.25

The Company has a profit sharing plan covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $1,463,000 in 2002, $4,114,000 in 2001, and $5,088,000 in 2000. The Company also provides retirement benefits to all eligible participants at its foreign operations.


NOTE 8: STOCK OPTIONS AND STOCK PURCHASE PLAN
The Company currently has three fixed stock option plans: the 1996 Equity Incentive Plan, the 1998 Stock Option Plan for Non-Employee Directors, and the 1999 Employee Stock Option Plan. The 1996 Equity Incentive Plan and the 1999 Employee Stock Option Plan provide for the granting of options to eligible employees of the Company. The 1998 Stock Option Plan for Non-Employee Directors provides for the granting of options to eligible directors. All Plans provide for the granting of options that do not qualify as incentive stock options under the Code (Non-Qualified Stock Options). The Company is authorized under the Plans to grant options for shares of the Company's non-voting Common Stock not to exceed in the aggregate: 1,000,000 shares for the 1996 Equity Incentive Plan, 200,000 shares for the 1998 Stock Option Plan for Non-Employee Directors, and 2,000,000 shares for the 1999 Employee Stock Option Plan. The Plans provide for the granting of options with exercise prices equal to the closing market price of the Company's non-voting Common Stock on the date of the grant with a maximum term of ten years. All options granted under these Plans vest in four equal installments commencing on the first, second, third, and fourth anniversaries of the grant date of the option.

A summary of the Company's option activity, and related information for the years ended December 31, 2000, December 31,2001 and December 31, 2002 is as follows:

                                                                                 WEIGHTED-AVERAGE
                                                              OPTIONS             EXERCISE PRICE
-----------------------------------------------------------------------------------------------------


 Outstanding - December 31,1999                            1,211,320              $ 11.65
 Granted                                                     469,380                18.06
 Exercised                                                    24,852                10.44
 Canceled                                                     40,208                12.04
-----------------------------------------------------------------------------------------------------
 Outstanding - December 31, 2000                           1,615,640                13.62
 Granted                                                     462,100                16.58
 Exercised                                                    99,886                11.56
 Canceled                                                     45,268                15.33
-----------------------------------------------------------------------------------------------------
 Outstanding - December 31, 2001                           1,932,586                14.33
 Granted                                                     435,760                11.70
 Exercised                                                    66,620                12.07
 Canceled                                                    113,985                16.17
-----------------------------------------------------------------------------------------------------
 Outstanding - December 31, 2002                           2,187,741                13.76
 Exercisable at December 31, 2002                          1,148,239                13.10
 Weighted-average fair value of
   options granted during 2002                                $ 3.62
 Weighted-average remaining life of
   options outstanding at
   December 31, 2002                                      7.57 years


A summary of the status of the Company's stock options at December 31, 2002 is as follows:


                                              Options Outstanding                                   Options Exercisable
                           --------------------------------------------------------       -------------------------------------
                                              Weighted Average
   Range of                  Number of      Remaining Contractual  Weighted Average         Number of         Weighted Average
Exercise Prices               Options               Life            Exercise Price           Options           Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
 $8.00-$12.00                860,351                7.60               $11.02                424,591               $10.32
 $12.01-$16.00               512,070                6.12               $12.74                423,670               $12.75
 $16.01-$20.00               815,320                8.45               $17.30                299,978               $17.54


                                                           2002 ANNUAL REPORT 23

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
 FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000



The Company also has one stock purchase plan, the 1996 Employee Stock Purchase Plan (the "Purchase Plan") that provides for the purchase of the Company's non-voting Common Stock by eligible employees of the Company. The Purchase Plan commenced on October 1, 1996 and has a term of ten years with twenty semi-annual subscription periods. During its term, the Purchase Plan permits employees to purchase the Company's non-voting Common Stock on a regular basis through payroll deductions, not exceeding 10% of base wages, at a 10% discount from the lower of the market price on the last trading day before the first day of the subsequent subscription period or on the last trading day of such subscription period. The maximum number of shares to be issued under the Purchase Plan is 300,000 shares of the Company's non-voting Common Stock. Shares under the Purchase Plan are subscribed during each subscription period and purchased on the last business day of such subscription period. The Company had a balance of $106,000 in employee withholdings at the beginning of the year and had employee withholdings of $78,000 for the current subscription period at December 31, 2002. The Plan has issued 233,905 shares to employees as of December 31, 2002.


NOTE 9: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
At times, the Company hedges forecasted British Pound and Euro denominated sales of its subsidiary based in the United Kingdom with foreign currency forward and option contracts (cash flow hedges). The hedge contracts generally mature during the year following the date the contracts are entered into. Changes in the fair value of the effective portion of the Company's cash flow hedges are recognized in Other Comprehensive Income. These amounts are reclassified from Other Comprehensive Income and recognized in earnings when either the forecasted transaction occurs or it becomes probable that the forecasted transaction will not occur. The fair market value of the foreign exchange forward and option contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates.

At December 31, 2002, the Company had foreign exchange forward contracts outstanding with a notional amount of $17,171,000 hedging 2003 forecasted British Pound and Euro denominated sales (cash flow hedges). The fair value of the contracts of $680,000 is included in other accrued expenses in the accompanying December 31, 2002 consolidated balance sheet. At December 31, 2001, the Company had no foreign exchange forward contracts outstanding.

Foreign exchange option contracts can be exercised by the Company to exchange foreign currency for U.S. dollars at maturity. At December 31, 2002, the Company had no foreign exchange option contracts outstanding. The Company had foreign exchange option contracts with a notional amount of $1,623,000 outstanding at December 31, 2001. The fair value of the option contracts was not material at December 31, 2001.

The Company also hedges against the variability of cash flows in the interest payments for its variable rate debt with interest rate swaps (cash flow hedges). At December 31, 2002, the Company has two interest rate swaps in place. Changes in the cash flows of the interest rate swaps are expected to exactly offset the changes in cash flows (i.e., changes in interest rate payments) attributable to fluctuations in the LIBOR interest rates on the total variable-rate debt. The first interest rate swap is for a notional amount of $8,000,000 where the Company receives a variable (LIBOR) rate and pays a fixed 3.35% interest rate. The second interest rate swap is for a notional amount of $12,000,000 where the Company receives a variable (LIBOR) rate and pays a fixed 3.1% interest rate. Both swaps are due to mature throughout 2003, with settlement consistent with the maturities of the related debt. At December 31, 2002, the interest rate swaps are reflected at their fair value of $214,000 and are included in other accrued expenses. At December 31, 2001 the Company had no interest rate swaps outstanding.

Net foreign currency transaction gains (losses) recorded in Other Income (Expense) totaled $411,000, ($145,000), and ($610,000) for the years ended December 31, 2002, 2001, and 2000, respectively.

NOTE 10: INCOME TAXES
Income before income taxes consists of the following components:

--------------------------------------------------------------------------------
 YEARS ENDED DECEMBER 31,        2002       2001       2000
--------------------------------------------------------------------------------

 (DOLLARS IN THOUSANDS)
   Domestic                    $ 2,256     $11,946   $40,639
   Foreign                       2,057         397        -
--------------------------------------------------------------------------------
   Income before income taxes  $ 4,313     $12,343   $40,639
--------------------------------------------------------------------------------


The income tax provision consists of the following:

--------------------------------------------------------------------------------
 YEARS ENDED DECEMBER 31,        2002       2001       2000
--------------------------------------------------------------------------------

 (DOLLARS IN THOUSANDS)
 Current:
   Federal                        $(1,508)    $1,947    $12,228
   State                                4         57        799
   Foreign                            238         64         -
--------------------------------------------------------------------------------
      Total current tax provision $(1,266)   $ 2,068    $13,027
--------------------------------------------------------------------------------

 Deferred:
   Federal                        $ 1,080     $  842    $   133
   State                              197        153         15
   Foreign                            315         -          -
---------------------------------------------------------------
      Total deferred tax            1,592        995        148
---------------------------------------------------------------
 Total income tax provision       $   326    $ 3,063    $13,175
---------------------------------------------------------------

24  PENNENGINEERING

The significant components of the Company's net deferred tax assets and liabilities are as follows:

--------------------------------------------------------------------------------
 DECEMBER 31,                              2002         2001
--------------------------------------------------------------------------------

 Deferred tax assets:
 Accrued pension                         $ 1,491       $1,955
 Allowance for doubtful accounts             284          313
 Other                                     1,394          629
--------------------------------------------------------------------------------
 Total deferred tax asset               $  3,169       $2,897
--------------------------------------------------------------------------------
 Deferred tax liabilities:
 Property                                $ 8,569       $8,169
 Other                                     2,035          898
--------------------------------------------------------------------------------
 Total deferred tax liability             10,604        9,067
 Net deferred tax liability              $ 7,435       $6,170
--------------------------------------------------------------------------------

A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income, is as follows:

--------------------------------------------------------------------------------
 DECEMBER 31,                    2002       2001       2000
--------------------------------------------------------------------------------

 Federal income tax
   provision at statutory rate  $ 1,510    $ 4,146   $14,224
 State income taxes, after
   deducting federal
   income tax benefit               131        137       529
 Foreign sales
   corporation tax benefits        (840)    (1,413)   (1,679)
 Other                             (475)       193       101
--------------------------------------------------------------------------------
 Provision for income taxes     $   326    $ 3,063   $13,175
--------------------------------------------------------------------------------


NOTE 11: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of other comprehensive income (loss) are as follows:

                                                                                                 UNREALIZED LOSSES ON
                                                                CURRENCY    UNREALIZED LOSSES   DERIVATIVE INSTRUMENTS
                                                              TRANSLATION    ON AVAILABLE-FOR-    QUALIFYING AS CASH
                                                               ADJUSTMENTS    SALE SECURITIES       FLOW HEDGES            TOTAL
------------------------------------------------------------------------------------------------------------------------------------

 (DOLLARS IN THOUSANDS)
 Balance at December 31, 2000                                   $(1,349)           $(93)             $  -                 $(1,442)
 Currency translation adjustments                                (1,390)                                                   (1,390)
 Unrealized loss on available-for-sale securities                                    (3)                                       (3)
 Deferred taxes                                                                       1                                         1
------------------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 2001                                    (2,739)            (95)                -                  (2,834)
 Currency translation adjustments                                 3,603                                                     3,603
 Realized loss on sale of available-for-sale security                               137                                       137
 Unrealized gain on available-for-sale securities                                     1                                         1
 Unrealized loss on derivative instruments                                                            (895)                  (895)
 Deferred taxes                                                                     (54)               269                    215
------------------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 2002                                   $   864            $(11)             $(626)                $  227
------------------------------------------------------------------------------------------------------------------------------------


                                                           2002 ANNUAL REPORT 25

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
 FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000


NOTE 12: COMMITMENTS & CONTINGENCIES
The Company has operating leases covering certain automobiles, office space, and office equipment. The future minimum annual payments on these non-cancelable operating leases which were in effect at December 31, 2002, having initial or remaining terms of more than one year are $1,247,000 for 2003, $678,000 for 2004, $402,000 for 2005, $135,000 for 2006, and $75,000 for 2007.

Rental and operating lease expenses charged against earnings were $1,716,000, $1,938,000, and $1,694,000 in 2002, 2001, and 2000, respectively.

The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.


NOTE 13: FINANCIAL REPORTING FOR BUSINESS SEGMENTS OF THE COMPANY
Effective January 1, 2001, the Company reorganized its operations and implemented a new internal reporting system. As a result of this reorganization, the Company now has three reportable segments: fasteners, motors, and distribution. Prior to January 1, 2001, the results of the distribution segment were included in the fastener segment. Operating income is net sales less costs and expenses. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. For the year ended December 31, 2002, there were no sales to any one customer that exceeded 10% of consolidated net sales. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately $22,105,000 and $32,557,000 for the years ended December 31, 2001 and 2000, respectively (approximately 12% of consolidated net sales in 2001 and 2000).

Due to the nature of the change in reportable segments, it is impracticable to restate prior year's segment data in a manner consistent with current year data. Segment data reported in a manner consistent with prior years is as follows:



--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002  FASTENERS    MOTORS   CONSOLIDATED

 (DOLLARS IN THOUSANDS)
 Net sales                    $ 119,225   $ 31,576    $150,801
--------------------------------------------------------------------------------
 Operating income                 2,511      1,883       4,394
 Other income and expense                                  (81)
--------------------------------------------------------------------------------
 Income before income taxes                              4,313
--------------------------------------------------------------------------------
 Identifiable assets            205,985     16,265     222,250
 Corporate assets                                        2,729
--------------------------------------------------------------------------------
 Total assets at
   December 31, 2002                                  $224,979
--------------------------------------------------------------------------------
 Depreciation and amortization   10,227        704    $ 10,931
 Capital expenditures             2,283        533       2,816


--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2001  FASTENERS    MOTORS   CONSOLIDATED

 (DOLLARS IN THOUSANDS)
 Net sales                     $154,140    $34,038    $188,178
--------------------------------------------------------------------------------
 Operating income                12,156      1,126      13,282
 Other income and expense                                 (939)
--------------------------------------------------------------------------------
 Income before income taxes                             12,343
--------------------------------------------------------------------------------
 Identifiable assets            210,468     16,311     226,779
 Corporate assets                                        2,047
--------------------------------------------------------------------------------
 Total assets at
   December 31, 2001                                  $228,826
--------------------------------------------------------------------------------
 Depreciation and amortization   11,017        693    $ 11,710
 Capital expenditures            12,066      1,017      13,083

Year Ended December 31, 2000  FASTENERS    MOTORS   CONSOLIDATED
 (DOLLARS IN THOUSANDS)
 Net sales                     $221,323    $43,240    $264,563
--------------------------------------------------------------------------------
 Operating income                36,159      5,404      41,563
 Other income and expense                                 (924)
--------------------------------------------------------------------------------
 Income before income taxes                             40,639
--------------------------------------------------------------------------------
 Identifiable assets            187,457     18,330     205,787
 Corporate assets                                        4,209
--------------------------------------------------------------------------------
 Total assets at
   December 31, 2000                                  $209,996
--------------------------------------------------------------------------------
 Depreciation and amortization    9,869        649     $10,518
 Capital expenditures            12,579        595      13,174


 26  PENNENGINEERING

Under the new method of segment reporting, the Company records intersegment sales and transfers at published distributor price less an agreed upon markdown. In 2001, the Company recorded intersegment sales and transfers at cost plus an agreed upon intercompany profit. Segment data reported under the new method of internal reporting is as follows:

---------------------------------------------------------------------------------------------------------------------------
 YEAR ENDED DECEMBER 31, 2002                           FASTENERS          DISTRIBUTION        MOTORS         CONSOLIDATED
 (DOLLARS IN THOUSANDS)

 REVENUES:
 Sales from external customers                         $ 83,599               $35,626          $31,576          $150,801
 Intersegment sales                                      20,018                                                   20,018
 Intersegment elimination                               (20,018)                                                 (20,018)
---------------------------------------------------------------------------------------------------------------------------
 Net sales                                             $ 83,599               $35,626          $31,576          $150,801
---------------------------------------------------------------------------------------------------------------------------

 NET INCOME BEFORE TAXES:
 Segment income                                        $  5,692               $ 1,331          $ 1,946          $  8,969
 Unallocated corporate expenses                                                                                   (3,444)
 Interest expense                                                                                                   (845)
 Other expense                                                                                                      (367)
---------------------------------------------------------------------------------------------------------------------------
 Consolidated income before income taxes                                                                        $  4,313
---------------------------------------------------------------------------------------------------------------------------

 DEPRECIATION, AMORTIZATION AND CAPITAL EXPENDITURES:
 Depreciation and amortization                            9,104                 1,123              704          $ 10,931
 Capital expenditures                                     1,067                 1,216              533             2,816
 SEGMENT ASSETS:
 Identifiable assets                                    160,021                45,964           16,265           222,250
 Corporate assets                                                                                                  2,729
---------------------------------------------------------------------------------------------------------------------------
 Total assets                                                                                                   $224,979
---------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------
 YEAR ENDED DECEMBER 31, 2001                           FASTENERS          DISTRIBUTION        MOTORS         CONSOLIDATED
 (DOLLARS IN THOUSANDS)

 REVENUES:
 Sales from external customers                         $118,094               $36,046          $34,038          $188,178
 Intersegment sales                                      25,109                                                   25,109
 Intersegment elimination                               (25,109)                                                 (25,109)
---------------------------------------------------------------------------------------------------------------------------
 Net sales                                             $118,094               $36,046          $34,038          $188,178
---------------------------------------------------------------------------------------------------------------------------

 NET INCOME BEFORE TAXES:
 Segment income                                        $ 13,526               $ 1,398          $ 1,126          $ 16,050
 Unallocated corporate expenses                                                                                   (3,940)
 Interest expense                                                                                                   (985)
 Other income                                                                                                      1,218
---------------------------------------------------------------------------------------------------------------------------
 Consolidated income before income taxes                                                                        $ 12,343
---------------------------------------------------------------------------------------------------------------------------

 DEPRECIATION, AMORTIZATION AND CAPITAL EXPENDITURES:
 Depreciation and amortization                            9,552                 1,465              693          $ 11,710
 Capital expenditures                                     6,485                 5,581            1,017            13,083
 SEGMENT ASSETS:
 Identifiable assets                                    157,798                52,670           16,311           226,779
 Corporate assets                                                                                                  2,047
---------------------------------------------------------------------------------------------------------------------------
 Total assets                                                                                                   $228,826
---------------------------------------------------------------------------------------------------------------------------



                                                           2002 ANNUAL REPORT 27

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
 FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000



NOTE 13: FINANCIAL REPORTING FOR BUSINESS SEGMENTS OF THE COMPANY CONTINUED The Company has operations in the United States, the United Kingdom, Ireland, Italy, Mexico, Singapore, and China. Information about the operations of the Company in different geographic segments are as follows:

                                         UNITED STATES OPERATIONS
                                  ----------------------------------------
                                   NORTH             ASIA-PACIFIC                       UNITED                           TOTAL
                                  AMERICA    EUROPE     & OTHER    TOTAL     IRELAND    KINGDOM   SINGAPORE    CHINA  CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
 (DOLLARS IN THOUSANDS)
 Sales                   2002   $ 106,788   $ 2,521    $ 2,256   $ 111,565   $ 1,879   $ 26,433  $ 10,924              $ 150,801
                         2001     138,772     3,204      2,418     144,394     2,223     33,884     7,677                188,178
                         2000     207,492     3,090      2,390     212,972               39,446    12,145                264,563
------------------------------------------------------------------------------------------------------------------------------------
 Identifiable assets     2002   $ 167,214                        $ 167,214  $ 23,726   $ 21,599  $ 12,196     $ 244    $ 224,979
                         2001     167,337                          167,337    19,908     31,695     9,886                228,826
                         2000     176,273                          176,273               22,567    11,156                209,996


NOTE 14: SUBSEQUENT EVENT (UNAUDITED)

On February 5, 2003, the Company acquired all of the issued and outstanding capital stock of Maelux SA and its sole operating company, M.A.E. S.p.A. of Offanengo, Italy for $9,700,000. M.A.E. is a manufacturer of stepper, brush, and brushless DC motors serving customers throughout Europe. The purchase price was paid using existing cash on hand.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Penn Engineering & Manufacturing Corp.

We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn Engineering & Manufacturing Corp. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and its related amortization.

                                                            /S/ERNST & YOUNG LLP

Philadelphia, Pennsylvania
January 24, 2003


28  PENNENGINEERING